FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending October 09, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






                    GlaxoSmithKline to acquire CNS, Inc.

          Innovative, high-growth Breathe Right and FiberChoice brands extend Consumer Healthcare portfolio


London, 9 October, 2006 - GlaxoSmithKline plc (LSE:GSK) (NYSE:GSK) and CNS, Inc. (NASDAQ:CNXS) today announced execution of a definitive agreement for GSK to acquire CNS, the manufacturer of Breathe Right(R) nasal strips and FiberChoice(R) dietary fiber supplements for $37.50 per share in cash, valuing the transaction at approximately $566 million. The merger consideration represents a premium of 31% over the trading price of CNS's common stock at close of business on 6 October, 2006. The transaction, which is expected to close by early 2007, is subject to customary conditions including CNS stockholder approval and antitrust clearance under the Hart-Scott-Rodino Act.


CNS, based in Minneapolis, Minnesota, USA, reported through June 2006, 12-month sales of $118.5 million, growth of 18% over the previous 12-month period ended 30 June, 2005. The US market generates 86% of the company's sales. Breathe Right branded products are marketed in 27 countries. FiberChoice fiber supplements are marketed solely in the US.


Commenting on this acquisition, John Clarke, President, GSK Consumer Healthcare, said: "This outstanding business provides a great global growth opportunity for GSK. CNS is a well-managed company. Its two major brands, Breathe Right and FiberChoice, fit with our growth strategy and are great additions to our portfolio. The opportunity for growth through geographic expansion and pipeline innovation make this acquisition an exciting prospect."


"This transaction will deliver excellent value to our shareholders," said Marti Morfitt, President and CEO of CNS. "I am proud of our achievements at CNS and the success we have built around our brands, and am happy that our good work will continue with GSK as these brands realize their worldwide potential. GSK's professionalism and innovative culture, with their track record of successfully integrating brands and people, will ensure a smooth transition."


Breathe Right strips are the leading nasal strip, and FiberChoice supplements are a fast-growing line of dietary fiber supplements. Both brands are supported by patents in the U.S. and key markets worldwide, and by scientific evidence for their product claims. The sales growth of Breathe Right and FiberChoice is driven by consumer insights and a focused strategy that has been very successful: Breathe Right has delivered 12% and FiberChoice 54% sales compound annual growth rates, respectively, over the past three years. For GSK, the transaction will be neutral to earnings in 2007, and accretive from 2008.


The proposed transaction with GSK follows a review of potential acquirers conducted by CNS with the assistance of its financial advisor. Sawaya Segalas & Co., LLC acted as exclusive financial advisor to CNS in connection with the transaction and delivered a fairness opinion to CNS's Board of Directors.


CNS's brands are:


The Breathe Right family of products that include a line of nasal strips that open nasal passages to offer better breathing. Breathe Right strips treat congested breathing that is suffered by many consumers at some point during the year, caused by colds (94% people/year) and allergies (69% people/year). (1)


The FiberChoice family of products offers a line of fiber supplements in a convenient tablet form with a 'Fiber for Health' positioning. FiberChoice is a fast-growing brand of fiber supplements.


S M Bicknell

Company Secretary

9 October 2006


About GlaxoSmithKline

GlaxoSmithKline is one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit www.gsk.com.


About GlaxoSmithKline Consumer Healthcare

GlaxoSmithKline Consumer Healthcare is one of the world's largest over-the-counter consumer healthcare products companies. Its more than 30 well-known brands include the leading smoking cessation products, Nicoderm(R) CQ(R) and Commit(R); many medicine cabinet staples, including Panadol(R), Abreva(R), Aquafresh(R), Sensodyne(R) and Tums(R); and nutritional healthcare products such as Lucozade(R), Horlicks(R) and Ribena(R).


About CNS, Inc.

CNS, based in Minneapolis, designs and markets consumer healthcare products including Breathe Right(R) nasal strips and FiberChoice(R) dietary fiber supplements. The company focuses on products that address important consumer needs within the self-care market, including better breathing and digestive health. Its common stock is listed on the Nasdaq National Market under the ticker symbol "CNXS". More information about CNS and its products is available at www.cns.com.


Caution Regarding Forward-Looking Statements

Any statements made regarding the proposed merger transaction between CNS, Inc., and GlaxoSmithKline plc, the expected timetable for completing the transaction, the satisfaction of closing conditions, timing or satisfactory receipt of regulatory or CNS stockholder approvals, future products or market growth, and any other statements regarding CNS' future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties. For a more complete list and description of such risks and uncertainties, refer to CNS' Annual Report on Form 10-K for the year ended 31 March, 2006, and Quarterly Report on Form 10-Q for the period ended 30 June, 2006, as well as other filings by CNS with the Securities and Exchange Commission (the "SEC"). Actual results may differ materially from those contained in the forward-looking statements in this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. CNS undertakes no obligation and does not intend to update any forward-looking statements after the date of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.


Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GlaxoSmithKline, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in GlaxoSmithKline's Annual Report 2005.


Important Merger Information

In connection with the proposed merger with GlaxoSmithKline plc, the Company will file a proxy statement with the SEC. Stockholders and investors are advised to read the proxy statement when it becomes available because it will contain important information about the merger and the Company. Stockholders and investors may obtain a free copy of the proxy statement (when available) and other documents filed by the Company with the SEC at the SEC's web site at www.sec.gov. Free copies of the proxy statement, once available, and the Company's other filings with the SEC, may also be obtained from the Company at www.cns.com by clicking on the "Investors" tab and then following the link at " Financial Information" to "SEC Filings." Free copies of the Company's filings may be obtained by directing a written request to CNS, Inc., 7615 Smetana Lane, Eden Prairie, Minnesota 55344, Attention: Samuel E. Reinkensmeyer or by telephone at 952-229-1510.


Participants in the Solicitation

The Company and its directors, executive officers and other members of its management may be deemed to be soliciting proxies from the Company's stockholders in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company's stockholders in connection with the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC. Information about the Company's directors and executive officers may be found in the Company's definitive proxy statement filed with the SEC on 7 July, 2006. These documents will be available free of charge once available at the SEC's web site at www.sec.gov or by directing a request to the Company as described above.


Breathe Right and FiberChoice are registered trademarks of CNS, Inc.


Commit, Abreva, Aquafresh, Panadol, Sensodyne, Tums, Lucozade, Horlicks and Ribena are trademarks of GlaxoSmithKine. Nicoderm is a trademark of Sanofi-Aventis in the US and is used under license by GlaxoSmithKline as Nicoderm CQ.

GSK Enquiries:

UK Media enquiries:        Philip Thomson                   (020) 8047 5502
                           Gwenan Evans                     (020) 8047 5502
                           Alice Hunt                       (020) 8047 5502

US Media enquiries:        Brian Jones                      (215) 751 3415
                           Malesia Dunn                     (412) 200 3544
                           Patricia Seif                    (215) 751 7709

European Analyst/          Anita Kidgell                    (020) 8047 5542

Investor enquiries:        Jen Hill                         (020) 8047 5543
                           David Mawdsley                   (020) 8047 5564

US Analyst / Investor      Frank Murdolo                    (215) 751 7002
enquiries:                 Tom Curry                        (215) 751 5419


CNS Enquiries:

Media enquiries:                           Marian Briggs       (612) 455 1742
                                           Padilla Speer Beardsley

Analyst / Investor enquiries:              Sam Reinkensmeyer   (952) 229 1510
                                           CFO, CNS

--------------------------


(1) US AC Nielsen Marketing Mix Study, 13 February, 2006




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 09, 2006                                        By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc